424(b)(3) Prospectus
                                        Registration Statement No. 333-113905


PROSPECTUS

                              KESTREL ENERGY, INC.

                                1,005,000 SHARES
                                  COMMON STOCK
                                335,000 WARRANTS
                              --------------------

      This prospectus relates to 1,005,000 shares of common stock and 335,000 warrants that may be sold from time to time by the selling shareholder named in this prospectus. The shares offered include 670,000 currently outstanding shares and 335,000 shares for exercise of warrants issued in a private placement by us in June 2003. The warrants entitle the holder to purchase an equal number of our shares of common stock at an exercise price of $0.50 per share.

      The offering is not being underwritten. The offering price of our common stock that may be sold by the selling shareholder may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, a negotiated price or such other prices as the selling shareholder determines from time to time. The warrants do not have an established trading market and will not be listed on any securities exchange. The offering price for the warrants that may be sold by the selling shareholder may be the market price, if a market develops, a negotiated price or such other prices as the selling shareholder determines from time to time.

      We will receive up to $167,500 upon the exercise of the warrants by the selling shareholder based upon an exercise price of $0.50 per share. We will not receive the proceeds from the sales of our common stock or the warrants by the selling shareholder.

      Our common stock is traded on the OTC Bulletin Board under the symbol "KEST." On April 19, 2004, the last reported sale price of our common stock was $0.52 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU
         SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              KESTREL ENERGY, INC.
                         1726 Cole Boulevard, Suite 210
                            Lakewood, Colorado 80401
                                 (303) 295-0344

                The date of this Prospectus is April 19, 2004.

                              [INSIDE FRONT COVER]
                                TABLE OF CONTENTS


Risk Factors.................................................................3
Forward-Looking Statements...................................................6
Where You Can Find More Information..........................................7
Our Business.................................................................8
Use of Proceeds..............................................................8
Selling Shareholder..........................................................8
Plan of Distribution.........................................................9
Experts.....................................................................10
Legal Matters...............................................................10

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                  RISK FACTORS

WE MUST CONTINUE TO EXPAND OUR OPERATIONS

      Our long term success is ultimately dependent on our ability to expand our revenue base through the acquisition of producing properties and, to a much greater extent, by successful results in our exploration efforts. We will need to continue to raise capital to make additional acquisitions and to make further investments in our current portfolio of exploration properties. We have made significant investments in exploration properties in the Green River Basin in Wyoming. There is no assurance that any of these acquisitions or investments or any other acquisitions or investments in the future will be successful. In fact, while we have already made some measure of success with these acquisitions, we have also had some disappointments. All of our exploration projects are subject to failure and the loss of our investment.

PRICES OF OIL AND NATURAL GAS FLUCTUATE WIDELY BASED ON MARKET CONDITIONS AND ANY DECLINE WILL ADVERSELY AFFECT OUR FINANCIAL CONDITION

      Our revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

   o  the strength of the United States and the global economy;
   o  political conditions in the Middle East and elsewhere;
   o  the supply and price of foreign oil and gas;
   o the level of consumer product demand; o the price and availability of alternative fuels;
   o the effect of federal and state regulation of production and transportation; and
   o  the proximity of our natural gas to pipelines and their capacity.

WE MUST REPLACE THE RESERVES WE PRODUCE

      Even though we have recently removed a substantial amount of proved undeveloped reserves attributable to the Greens Canyon Project in Wyoming, a substantial portion of our oil and gas properties are proved undeveloped reserves. Successful development and production of such reserves cannot be assured. Additional drilling will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. There is no assurance that our present oil and gas wells will continue to produce at current or anticipated rates of production, that development drilling will be successful, that production of oil and gas will commence when expected, that there will be favorable markets for oil and gas which may be produced in the future or that production rates achieved in early periods can be maintained.

THERE ARE MANY RISKS IN DRILLING OIL AND GAS WELLS

      The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. Our gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them.

WE FACE INTENSE COMPETITION

      The oil and natural gas industry is highly competitive. We compete with others for property acquisitions and for opportunities to explore or to develop and produce oil and natural gas. We have previously formed acquisition joint ventures with several other companies, including Victoria Petroleum N.L. and other affiliates, which have allowed us more access to acquisition candidates and to share the evaluation costs with them. We face strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. We also face strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors.

THE AMOUNT OF INSURANCE WE CARRY MAY NOT BE SUFFICIENT TO PROTECT US

      We, our partners, co-venturers and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against us, we might not be covered by insurance, or it might be covered but cause us to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving our operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil and gas business involves a variety of risks, including, but not limited to, the risks of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to us. The occurrence of a significant event that is not fully insured could have a material adverse effect on our financial condition and results of operations.

OUR SUCCESS MAY BE DEPENDENT ON OUR ABILITY TO RETAIN BARRY LASKER AND BOB PETT AS KEY PERSONNEL

      We believe that the oil and gas exploration and development and related management experience of our key personnel is important to our success. The active participation in the Company of our president, Barry D. Lasker and

Robert J. Pett, our chairman, is a necessity for our continued operations. We have an employment contract with Mr. Lasker which currently expires August 14, 2004, and renews automatically each May 14 for an additional year if neither party gives timely notice of intent to terminate. We do not have key person life insurance on either Mr. Lasker's or Mr. Pett's lives. We compete with bigger and better financed oil and gas exploration companies for these individuals and other qualified personnel. Our future success may depend on whether we can attract, retain and motivate highly qualified personnel. We cannot assure you that we will be able to do so.

OUR RESERVES ARE UNCERTAIN

      Estimating our proved reserves involves many uncertainties, including factors beyond our control. Our annual report on Form 10-KSB for fiscal year 2003 contained estimates of our oil and natural gas reserves and the future cash flow to be realized from those reserves for fiscal years 2003 and 2002, as prepared by our independent petroleum engineers, Sproule Associates Inc. There are uncertainties inherent in estimating quantities of proved oil and natural gas reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

   o historical production from the properties compared with production from other producing properties;
   o  the effects of regulation by governmental agencies;
   o  future oil and gas prices; and
   o future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

GOVERNMENTAL REGULATION, ENVIRONMENTAL RISKS AND TAXES COULD ADVERSELY AFFECT OUR OIL AND GAS OPERATIONS IN THE UNITED STATES

      Our oil and natural gas operations in the United States are subject to regulation by federal and state government, including environmental laws. To date, we have not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect our business and increase the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

THE MARKET FOR OUR STOCK MAY BE HIGHLY VOLATILE

      Our stock is currently traded on the OTC Bulletin Board, but there has historically been a relatively low volume of trading in the shares. Consequently, the price at which the shares trade may be highly volatile. We were delisted on The Nasdaq SmallCap Market, Inc. on April 8, 2003 because our stock traded below the minimum $1.00 share requirement for too long a period of time. Under current rules our stock will be listed on the OTC Bulletin Board as long as we continue to file our reports with the SEC. The change to the OCT Bulletin Board may have reduced the liquidity of our stock which, in turn, may adversely affect its trading price.

THE SALE OF THE SHARES BY THE SELLING SHAREHOLDER COULD HAVE AN ADVERSE IMPACT ON OUR STOCK

      The selling shareholder is not restricted as to the price or prices at which it may sell its shares. Sales of its shares at less than the market prices may depress the market price of our stock. Moreover, the selling shareholder is not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may depress the market price of our stock. The outstanding shares being offered by the selling shareholder represents approximately 6.8% of our current outstanding shares.

                           FORWARD LOOKING STATEMENTS

      This prospectus contains one or more statements, which state or otherwise indicate the Company's present belief or expectation concerning future events. Such statements are forward looking statements on which investors should not rely because they are subject to a wide variety of contingencies and based on a number of assumptions, which may not prove to be true. In particular, the Company's future success is highly dependent on the success of its exploratory drilling efforts, which cannot be safely predicted. In addition, the Company is highly dependent upon prevailing prices for petroleum products, its ability to attract and retain qualified personnel, as well as other risk factors affecting business generally, such as overall economic conditions, changes in tax and other laws and the effect of actions taken by competitors and regulatory authorities. You should also remember that these statements are made only as of the date of this prospectus and future events may cause them to be less likely to prove to be true.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly, special reports, proxy statements, and other information with the Securities and Exchange Commission. You can read and copy any document filed by us at the SEC's Public Reference Room, 450 Fifth Street N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing the SEC at the address in the previous sentence. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available on the SEC's Edgar website at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

   o  our Annual Report on Form 10-KSB for the year ended June 30, 2003;

   o  our Quarterly Reports on Forms 10-QSB for the periods ended
      September 30, 2003 and December 31, 2003;

   o the description of our securities contained in our registration statement on Form 8-A, File No. 0-9261, filed on May 2, 1980 pursuant to Section 12(g) of the Securities Exchange Act of 1934, and as amended by our Form S-3, File No. 333-89716, declared effective on May 12, 1995; and

   o all documents and reports subsequently filed with the Commission by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of common stock.

      You may request a copy of any of these documents, except exhibits to the documents, unless they are specifically incorporated by reference, at no cost by telephoning us (303) 295-0344 or writing us at the following address: Melissa Temple, Kestrel Energy, Inc., 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

      You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone else to provide you with different information.

                                  OUR BUSINESS

      Our principal business at this time is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and developmental drilling in the United States. Additionally, we own working interests, which are expense bearing interests, in proved developed producing and proved undeveloped oil and gas leases that are not operated by us, in several areas in the United States. Proved developed reserves are oil and gas reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are oil and gas reserves which can be expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Normally we use existing working capital and cash flow for the development of our exploration and development properties. However, we have in the past obtained debt and equity financing to fund our development efforts and expect to do so again in the future.

      We presently own oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

      We were incorporated in Colorado on November 1, 1978 as Tanner Pruitt Exploration, Inc. In March 1995, we changed our name to Kestrel Energy, Inc. Our offices are located at 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401, and our telephone number is (303) 295-0344.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock offered by the selling shareholder pursuant to this prospectus. We will receive proceeds if the selling shareholder exercises its warrants to purchase common stock. If the selling shareholder were to exercise all its warrants, we would receive gross proceeds of $167,500. When and if we receive these funds, they will be used for general corporate purposes. As there is no assurance that any or all of the warrants will be exercised, we are unable to predict the amount to be used for such purposes.

                               SELLING SHAREHOLDER

      The shares offered pursuant to this prospectus have been or will be issued to the selling shareholder (or its assignees) directly by us. The selling shareholder purchased units consisting of common stock and warrants in a private placement of our securities pursuant to a Private Placement Memorandum dated June 1, 2003, under Regulation S to non-U.S. residents of Canada, Europe and Australia. The selling shareholder is an accredited investor as that term is defined in Rule 501(a) of the Act. We agreed to file this registration statement for the resale of the shares purchased in the offering, the sale of the warrants, and the sale of the shares underlying the warrants. We agreed to bear all out-of-pocket expenses of this offering, other than underwriting discounts and selling commissions. The selling shareholder may sell none, some, or all of the common stock offered by it as listed below.

      The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling shareholder as of the date of this prospectus and the number of shares which may be offered pursuant to this prospectus for the account of the selling shareholder or its transferees from time to time.

      The table assumes:

   o the exercise of all the unit warrants beneficially owned by the selling shareholder at the exercise price and for the maximum number of shares permitted as of the date of this prospectus;

   o that the selling shareholder will sell all shares of common stock offered pursuant to this prospectus; and

   o that the selling shareholder will sell all the unit warrants to purchase common stock offered pursuant to this prospectus.

                                                Maximum
                          Shares    Warrants     Shares        Shares Owned       Warrants
                          Owned      Owned     To Be Sold     After Offering       Owned
                         Prior To   Prior To     In The       ----- --------       After
         Name            Offering   Offering    Offering     Number Percentage    Offering
         ----            --------   --------    --------     -----------------    --------

   Nieuport Pty Ltd      670,000   335,000(1)  1,005,000(1)    -0-      -0-        -0-

(1) By the terms of the warrant issued to Nieuport Pty Ltd, the warrant is only exercisable by Nieuport if and to the extent that, on the date of any exercise or attempt to exercise the warrant, Nieuport is not the beneficial owner (within the meaning ascribed to that term by Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and has not been the beneficial owner of more than 8.99% of our common stock (calculated as required by Section 13(d) of the Exchange Act) for a period of 60 days prior to the date of such exercise or attempted exercise.

      To the best of our knowledge, the selling shareholder does not have any position, office or other material relationship with us or any of our affiliates.

                              PLAN OF DISTRIBUTION

      The securities, shares of common stock and warrants, offered hereby may be sold by the selling shareholder or by its pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The securities may be sold by one or more of the following:

   o one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling shareholder as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   o purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

   o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

   o privately negotiated transactions between the selling shareholder and purchasers without a broker-dealer.

      The selling shareholder may effect such transactions by selling the securities to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commission or fees from the selling shareholder and/or the purchasers of the securities for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the selling shareholder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. Except for customary selling commissions in ordinary transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described, in a prospectus supplement. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

      To comply with some states' securities laws, if applicable, the securities may be offered or sold by the selling shareholder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be offered or sold by the selling shareholder unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

                                     EXPERTS

      The consolidated financial statements of Kestrel Energy, Inc. as of June 30, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of Wheeler Wasoff, P.C., certified public accounts, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.